Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK OF THE REGISTRANT

As of November 1, 2019, Bridgford Foods Corporation (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Common Stock, par value $1.00 per share, which is listed on the Nasdaq Global Market.

The following is a description of the rights of the Company’s capital stock and related provisions of (i) the Company’s Restated Articles of Incorporation, as amended (the “Articles”), (ii) the Company’s Amended and Restated Bylaws (the “Bylaws”), and (iii) applicable California law. This description is qualified in its entirety by, and should be read in conjunction with, the Articles, the Bylaws and applicable California law.

Authorized Capital Stock

Pursuant to the Articles, the Company is authorized to issue two classes of shares designated “Preferred” and “Common.” The total number of shares that the Company has authority to issue is 21,000,000, consisting of 20,000,000 Common shares, par value $1.00 per share, and 1,000,000 Preferred shares, without par value.

Common Stock

Fully Paid and Nonassessable

All of the outstanding Common shares are fully-paid and non-assessable.

Voting Rights

The holders of Common shares are entitled to one vote per share on all matters to be voted on by such holders; provided, however, that holders of Common shares may have cumulative voting rights in the election of directors if the candidates’ names have been placed in nomination prior to commencement of the voting and a shareholder has given notice prior to commencement of the voting of the shareholder’s intention to cumulate votes.

Dividends

The holders of Common shares are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s Board of Directors in its discretion from funds legally available therefor.

Right to Receive Liquidation Distributions

Upon liquidation, dissolution or winding-up, the holders of Common shares are entitled to receive pro rata all assets remaining available for distribution to holders of such shares.

No Preemptive or Similar Rights

Common shares have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such Common shares.

Preferred Stock

Designation of Series of Preferred Stock.

Pursuant to the Articles, without further action by the Company’s stockholders, the Company’s Board of Directors is authorized (i) to provide for the issuance of Preferred shares in one or more series; (ii) to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of Preferred shares, and the number of shares constituting any such series and the designation thereof, or any of them; and (iii) to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.

Anti-Takeover Provisions of the Articles, Bylaws and California Law

Provisions of the Articles and Bylaws may delay or discourage transactions involving an actual or potential change in control of the Company or change in its management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that its shareholders might otherwise deem to be in their best interests. Among other things, the Articles and Bylaws:

●	provide that, except for a vacancy caused by the removal of a director as provided in the Bylaws, a vacancy on the Company’s Board of Directors may be filled by approval of the Company’s Board of Directors, or if the number of directors then in office is less than a quorum by (i) the unanimous written consent of the directors then in office, (ii) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice complying with Section 307 of the California Corporations Code, or (iii) a sole remaining director;

●	provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a shareholder’s notice; and

●	provide that, at a shareholders’ meeting at which directors are to be elected, no shareholder shall be entitled to cumulate votes unless the candidates’ names have been placed in nomination prior to commencement of the voting and a shareholder has given notice prior to commencement of the voting of the shareholder’s intention to cumulate votes.

In addition, as a California corporation, the Company is subject to the provisions of Section 1203 of the California General Corporation Law, which requires it to provide a fairness opinion to its shareholders in connection with their consideration of any proposed “interested party” reorganization transaction.

Listing

The Company’s Common shares are listed on the Nasdaq Global Market under the trading symbol “BRID.”